AMPAL AMERICAN ISRAEL CORPORATION

Ackerstein Tower C, 9th Floor

P.O. Box 12215

Herzliya, Israel 46733

VIA EDGAR AND VIA FEDEX

Ms. Kristi Marrone

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 7, 2008

Re:	Ampal-American Israel Corporation (the “Company”)

Form 10-K for the Year Ended December 31, 2007 (“2007 10-K”).

Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008

File No. 0-00538

Dear Ms. Marrone:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 27, 2008 regarding the Company's (i) Form 10-K for the Year Ended December 31, 2007 and (ii) Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008.

For reference purposes, the text of your letter dated August 27, 2008, has been set forth below with the Company’s response below each numbered comment. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for the year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.

We note that your table of contractual obligations on page 33 does not include operating lease obligations of Gadot’s ships, storage tanks, offices and other land or obligations to purchase four ships as disclosed in Note 19 to your consolidated financial statements. Please revise in future filings to include all contractual obligations or tell us how you determined that these obligations were not required to be included in this table.

The Staff’s comment is fully noted, and in future Form 10-K filings the Company will include in the table of contractual obligations the operating lease obligations of Gadot's ships, storage tanks, offices and other land or obligations to purchase ships.

Ms. Kristi Marrone

October 7, 2008

Notes to Consolidated Financial Statements, page 12

Note 1 – Summary of Significant Accounting Policies, page 12

2.

We note that you have acquired a significant amount of accounts receivable. In future filings, please disclose the amount recorded for allowance for doubtful accounts either on the balance sheet or in a note thereto. Refer to Rule 5-02.3 of Regulation S-X. In addition, please disclose your policy for evaluating the collectability of accounts receivable and recording of the allowance for doubtful accounts. Refer to paragraph 13 of SOP 01-6.

The Company notes the Staff's comments and advises that the significant increase in the accounts receivable is due to the acquisition of Gadot. This amount relates mainly to Gadot's trade receivables for which the allowance for doubtful accounts was an immaterial amount. Currently management believes that no material expenses related to bad debt are expected from the Gadot operations.

In future filings the Company will disclose the allowance for doubtful accounts as of each balance sheet date presented.

Gadot's accounting policy for evaluating its allowance for doubtful accounts is determined on the basis of analysis of specific identification of debts whose collection is doubtful. In determining the allowance for doubtful accounts, management considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers.

(n)	Revenue Recognition, page 15
3.

Please tell us and disclose in future filings what is included in chemical income and the method by which it is recognized. We note that chemical income is measured at the fair value of the consideration received. Please also tell us what type of consideration is received if it is other than monetary.

The Company notes the Staff's comments. Chemical income relates solely to Gadot. Gadot derives its revenues from the following activities: sales of a wide range of liquid chemicals, providing maritime shipping services of chemicals by ships and providing other services which include logistics and storage services for chemicals.

Ms. Kristi Marrone

October 7, 2008

In future filings the Company will include in its revenue recognition note that chemical income is recognized in accordance with SAB 104 provisions, namely when (i) persuasive evidence of an arrangement exists, (ii) the sales price is fixed or determinable, (iii) collectibility is probable, (iv) no material obligations remain under the selling agreements, and (v) product delivery has occurred or the service has been rendered. Revenue for services is recognized over the period during which those services are preformed.

In accordance with Gadot's business policy, substantially all of consideration received is monetary items (cash).

Note 3 – Acquisitions, Dispositions and Impairments, page 18

4.

We note that you consolidate Merhav Ampal Energy Holdings, LP, a 50% owned joint venture. We also note that you and the GP have equal rights in governing the affairs of the JV and certain matters relating to EMG may be decided by directors appointed by either you or IIF. In that regard, please explain to us how you determined that you control the JV and your basis for consolidating it. Please cite the relevant accounting literature in your response.

The Staff’s comment is respectfully noted. The Joint Venture’s purpose is to hold the investment in EMG. The shareholders agreement of the general partner of the Joint Venture, provides that Ampal and Israel Infrastructure G.P. Ltd. have equal rights in governing certain but not all affairs of the Joint Venture.

In the 2007 10-K there was a typographical error in penultimate sentence on page 30. The 2007 10-K currently reads: " Based on the terms stipulated in the shareholders agreement of the general partner of the Joint Venture, Ampal and Israel Infrastructure G.P. Ltd. have equal rights in governing the affairs of the Joint Venture. However, in certain events and under certain conditions, matters relating to decisions on how to vote the EMG shares held by the Joint Venture shall be decided by the directors of the general partner of the Joint Venture appointed by Ampal or by IIF", [emphasis added]. The words "or by IIF" should have been omitted.

Ms. Kristi Marrone

October 7, 2008

Upon a deadlock with regard to how to vote EMG shares in any EMG shareholder meeting or resolution or the exercise of any rights as a shareholder of EMG, Ampal has the decision making authority. Such decisions, for example, include:

a)	Determining who is entitled to appoint special Executive Board committees;
b)	Determining the compensation of the Board of Directors of EMG; and
c)	Choosing Directors of EMG.

In matters governing the affairs of the Joint Venture that are deemed to be protective rights in accordance with EITF 96-16, the voting will be based on a simple majority, with neither party having decision making authority.

* * * * *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (+)972-9-952-6000.

We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer